Exhibit 99.107

CODE OF BUSINESS CONDUCT

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CODE OF BUSINESS CONDUCT

INTRODUCTION

Every employee, officer and director of Amaya Inc. (the “Company”) and its subsidiaries occupies a position of trust. In varying measure, such individuals, as well as certain contractors and agents, represent the Company in its relations with others – whether with customers, suppliers, employees, competitors, governments, investors or the general public. Whatever the area of activity and whatever the degree of responsibility, such persons are expected to act honestly, ethically, with integrity and in compliance with applicable laws and regulations.

This Code of Business Conduct (this “Code”) was adopted by the board of directors of the Company (the “Board”) as a guide that is intended to sensitize such individuals to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct. It is not, however, a comprehensive document that addresses every legal or ethical issue that may be encountered, nor is it a summary of all laws and policies that may apply. In fact, the specific requirements of applicable law in certain jurisdictions where we currently operate or may operate in the future may impose a higher standard than is specifically set forth in this Code. Ultimately, no code of conduct can replace the thoughtful behavior of a person acting honestly, ethically and with integrity.

This Code affirms the commitment of the Company to uphold high ethical standards and to specify the basic norms of behavior for the Company and employees, officers and directors, contractors, agents and other representatives of the Company and its subsidiaries. The Board and management have carefully considered the requirement of ethical dealing and have put in place this Code to, among other things, ensure that they become aware of and take prompt action against any questionable behavior. This Code is further intended to provide assurance that reporting of questionable behavior is protected and encouraged, and fosters an atmosphere of self-awareness and prudent conduct.

Compliance with the provisions of this Code is mandatory for all employees, officers and directors of the Company. Certain contractors, agents and other representatives of the Company may also be required to comply with this Code. Failure to comply with this Code, including a failure to report a violation of this Code, can have severe consequences. Conduct that violates this Code may violate foreign, federal, provincial, state or local law and can subject both the Company and its employees, officers and directors to prosecution and legal sanctions. The Company may discipline those who violate this Code, up to and including discharge from office or termination of employment or engagement with the Company, and, to the extent the Company believes any violation or other action is illegal, must report the same to the appropriate authorities.

The Company has set forth in writing numerous policies, procedures, rules and standards of employee performance which continue in force, and the Company may create additional policies, procedures, rules and standards in the future. This Code is intended to supplement and, in some cases summarize, these policies, procedures, rules and standards, but does not replace them. It continues to be the responsibility of all employees, officers and directors to comply with all such policies, rules and performance standards. Copies of these written policies, procedures, rules and standards of employee performance may be obtained from the Legal Department.

Employees, officers or directors with questions about this Code or any policies, rules and employee performance standards should consult their supervisor (if applicable) or the Legal Department. Any employee, officer or director that is concerned about conduct that they believe may violate this Code, such policies, rules and employee performance standards or applicable law, should consult with their supervisor (if applicable), any member of management or the Legal Department. Procedures for reporting of suspected violations of this Code are set out under “Compliance” below.

NO RETALIATION

The Company will not permit any form of retaliation, (including discharge, demotion, suspension, threats, harassment or any other form of discrimination) against an employee who has truthfully and in good faith:

(a)	reported violations of this Code;

(b)	lawfully provided information or assistance in an investigation regarding any conduct which the employee reasonably believes constitutes a violation of applicable securities laws or applicable federal laws relating to fraud against shareholders;

(c)	filed, caused to be filed, testified, participated in or otherwise assisted in a proceeding related to a violation of applicable securities laws or applicable federal laws relating to fraud against shareholders; or

(d)	provided a law enforcement officer with truthful information regarding the commission or possible commission of an offense, unless the individual reporting is one of the violators.

CONFLICT OF INTEREST AND DISCLOSURE ISSUES

Conflicts of Interest

Employees, officers and directors must avoid all situations in which their personal interests conflict, might conflict or could be perceived to conflict with their duties to the Company. Employees, officers and directors should seek to avoid acquiring any interests or participating in any activities that would tend to:

(a)	deprive the Company of the time or attention required to perform their duties properly; or

(b)	create an obligation or distraction which would affect their judgement or ability to act solely in the Company’s best interest.

Employees charged with executive, managerial or supervisory responsibility are required to see that actions taken and decisions made within their jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Company.

Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and to refrain from activities which could hinder their ability to act in the Company’s best interest or have the potential or could be perceived as doing so. Employees are required to disclose in writing to the Company all business, commercial or financial interests or activities that might reasonably be regarded or perceived as creating an actual or potential conflict with such duties. In addition, directors and officers are required under corporate law and the Company’s Corporate Governance Guidelines to disclose any interest in and refrain from voting on any material contracts or transactions relating to the Company in which they are a party or have a material interest. The Legal Department must be contacted in advance to co-ordinate such approval.

Employees, officers and directors must do more than merely act within the law. They must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined. Employees, officers and directors must act in a manner that not only avoids actual conflicts of interest, but in a manner that avoids even the appearance or perception of an actual or potential conflict.

Outside Employment and Business Activities

Employees are free to take on employment and engage in business ventures, partnerships or enterprises, but only outside their working hours and subject to supervisor or other management approval, as applicable. However, employees must avoid outside employment, businesses and other activities which would impair their effective performance as a Company employee, either due to, among other things, excessive demands on their time or because such employment, businesses and other activities may be contrary to their obligations to the Company or which have an adverse impact on the business or reputation of the Company.

In certain instances, employment in, ownership of or other participation in a competing or complementary business venture, partnership or enterprise might create or appear to create a conflict with the best interests of the Company. For these reasons, it is important to the performance of these standards for there to be a current and complete disclosure of any such outside employment or business ventures, partnerships or enterprises that any employee, officer or director may have. Such disclosure should be made promptly to a supervisor (if applicable) or to the Legal Department and should also be listed in any acknowledgement of this Code requested by the Company. This section should be read in conjunction with each of the “Personal Gain”, “Company Confidential Information”, “Intellectual Property”, “Use of Company Assets” and “Use of Technology” sections set forth below.

Community Activities

Employees, officers and directors may, and are encouraged to, engage in community and volunteer work and activities outside their working hours, and to uphold a commitment to community in all of their activities. Requests for donation or sponsorship by the Company or from company assets, including employee work time, must be made only in accordance with the Company’s established policies and procedures regarding the same and within any established budget therefor or, alternatively, may be submitted to the Legal Department and, in such case, may only be approved by the Chief Executive Officer, Chief Financial Officer or other officer, manager or senior employee designated by the Chief Executive Officer or Chief Financial Officer for such purpose. See also “Political and Charitable Contributions” below.

Board Appointments

An employee may not sit on the board of a publicly-traded company or other entity (other than the Company and its affiliates) without the permission of his or her supervisor, or in the case of senior officers, the President and Chief Executive Officer. Membership on charitable or community boards does not require pre-approval but such activity must not interfere with duties and obligations to the Company and must not reflect negatively on the Company.

An employee who sits on the board of a company or other entity (other than the Company and its affiliates) must abstain from voting on any matter that directly or indirectly concerns the Company, is likely to go against the interests of the Company or would otherwise cause a conflict of interest or the appearance or perception of a conflict of interest of the Company in respect of the relevant matter.

Personal Gain

Employees, officers and directors shall not use their status or position with the Company to obtain personal gain in any manner, including from those doing or seeking to do business with the Company. Applicable law provides that if personal financial benefit is improperly gained by an employee, officer or director directly or indirectly, through a spouse or child or a relative sharing the same residence as the individual, as a result of his employment or position or by the use or misuse of the Company’s property or of information that is confidential to the Company’s business, then the employee, officer or director must account to the Company for any benefit received.

Company Confidential Information

Employees, officers and directors must safeguard the Company’s Confidential Information. “Confidential Information” includes, but is not limited to, trade secrets, know how, records, data, plans, strategies, processes, business opportunities and ideas relating to present and contemplated products and services and financial affairs of the Company, its customers, its suppliers and/or other employees. Confidential Information is information which is not generally known to the public.

Employees, officers and directors are prohibited from disclosing Confidential Information or other information which might impair the Company’s competitive position or which might violate the private rights of individuals, enterprises or institutions without appropriate authorization in accordance with the Company’s Disclosure, Confidentiality and Trading Policy. If in doubt about whether information is Confidential Information or whether any other information may be disclosed, it should be assumed that the information is confidential and may not be disclosed without appropriate authorization. The above rules also apply to information which the Company has obtained from a customer or supplier (or prospective customer or supplier) on condition of confidentiality, particularly as a failure to protect such information may damage relationships with customers, suppliers or others and may result in legal liability for the Company. These confidentiality obligations continue even after an individual’s service as an employee, officer or director of the Company has ceased.

If the decision is made to disclose Confidential Information to any person or entity outside of the Company (such as a potential vendor or business partner), it should be done only after appropriate confidentiality agreements are executed. These agreements must document the need to maintain confidentiality of the Confidential Information that is disclosed and copies of all confidentiality agreements must be forwarded to the Legal Department. The amount of Confidential Information shared with any person or entity outside of the Company should, in any case, be kept to the minimum necessary to address the applicable business need. Notwithstanding, the foregoing shall not derogate from the policies, procedures and protections set forth and provided in the Company’s Whistleblower Policy. A copy of such policy is available from the Legal Department.

All employees, officers and directors are responsible and accountable for the integrity and protection of the Company’s business information (including electronic mail and voice mail) and must take the appropriate steps to protect such information. Employees, officers and directors should always be alert to and seek to prevent inadvertent disclosures which may arise in either social conversations or in normal business relations with suppliers and customers. Documents containing sensitive data and Confidential Information should be handled carefully during working hours and must be properly secured at the end of the business day.

Securities laws contain prohibitions against trading in securities of the Company while in possession of material information regarding the Company that has not been generally disclosed to the public and against informing others of such undisclosed material information.

All employees, officers and directors must also adhere to the Company’s procedures and practices on confidentiality, disclosure and insider trading as set out in the Company’s Disclosure, Confidentiality and Trading Policy. A copy of such policy is available from the Legal Department.

Intellectual Property

All information, technology and intellectual property, including, but not limited to all creative materials, programs, designs, inventions, developments, strategies, trademarks, copyrights, patents or similar information, technology or intellectual property, developed by an employee during the course of employment with the Company belong to the Company and all employees assign to the Company all rights the employee may have in such information, technology and intellectual property. Such materials shall remain with the Company following termination of employment and employees shall take such reasonable steps as requested by the Company to confirm ownership of such materials in the Company, and to enable the Company to perfect and maintain its title to such information, technology and intellectual property. All employees waive all authors’ and moral rights which they may have in such information, technology and intellectual property.

Use of Company Assets

Each employee, officer and director has a responsibility to prevent misuse, loss, unauthorized destruction or damage or theft of the Company’s assets. Reasonable precautions should be taken to secure the Company premises and assets.

The Company assets should be used solely for the benefit of the Company. Use of the Company’s funds or assets for any unlawful or improper purpose is prohibited. Claims for business expenses must be made consistent with the Company’s expense polices. Excessive, fictitious or unnecessary claims are prohibited.

Use of Technology

The Company makes available to its employees a variety of technology and electronic communications resources to enable employees to more effectively perform their jobs. However, these resources should generally be used for business purposes only and the improper use of these resources can create potential legal liability, may compromise the Company’s confidential and/or proprietary business information, including Confidential Information, or otherwise have a negative effect on the Company’s business.

Information transmitted through Company resources implies affiliation with the Company and should therefore reflect positively upon the Company. Sending, receiving, displaying, printing, or otherwise engaging in any communications that are in violation of applicable law or this Code, or any other the Company policy, including, but not limited to, communications that are unlawful, libellous, invasive of another’s privacy, threatening, fraudulent, harassing, sexually explicit, defamatory, or otherwise objectionable, or that infringe or may infringe the intellectual property or other rights of another person or company, are prohibited. Employees are expected to discourage others from transmitting such information. Employees must also comply with all applicable laws, including those in respect to all forms of intellectual property rights, trademarks, copyrights and harassment.

Subject to applicable laws, all information of any kind (including without limitation voice communications and electronic messages) stored or transmitted on Company systems is the property of the Company and the Company has the right to monitor, inspect and/or audit any communication or material stored, downloaded, accessed, posted, transmitted or distributed on an employee’s computer, phone or voicemail at any time for any purpose, without prior notice to the employee. Communications of any nature on these systems should not be considered private communications.

WORK ENVIRONMENT

Discrimination- and Harassment-Free Work Environment

The Company strives to maintain a work environment free of discrimination against and harassment of employees or non-employees with whom the Company has a business service or professional relationship and in which individuals are accorded equality of employment opportunity based upon merit and ability. Discriminatory practices based on race, ancestry, place of origin, color, national or ethnic origin, citizenship, creed, sex, sexual orientation, religion, marital status, family status, same-sex partnership status, age, record of offenses, disability or other prohibited grounds of discrimination under applicable law will not be tolerated. This applies to any and every interaction where an employee, officer or director represents the Company.

It is the responsibility of each employee, officer and director of the Company to help the Company provide a work atmosphere free of harassing, abusive, disrespectful, disorderly, disruptive or other non-professional conduct. Harassment in any form, verbal or physical, by any employee, will not be tolerated. The Company requires every person to show sound judgment and respect for the feelings and sensibilities of all other employees.

If an employee feels that another employee’s conduct is discriminatory, harassing, improper or offensive, the offended employee should promptly and firmly tell the offender that his or her behavior is unwelcome. Doing so places the offender on notice that his or her conduct is inappropriate. However, any employee who believes he or she has been subject to harassment or offensive conduct, or who believes he or she has been a witness to such conduct, may report the offense to the Human Resources Department or pursuant to the mechanisms for reporting suspected violations of this Code set out in “Compliance—Duty to Report”. The Company will promptly investigate every complaint of harassment or improper or offensive conduct.

Equal Opportunity

The Company is committed to fair employment practices, including equal treatment in hiring, promotion, training and compensation, termination, and disciplinary action.

Employee Privacy and Personal Information

The Company believes in taking steps to protect the privacy of its employees, officers, directors, contractors, agents and other representatives. The Company will not interfere in the personal lives of such individuals unless their conduct impairs their work performance or adversely affects the work environment or business or reputation of the Company or is otherwise a violation of this Code.

The Company limits the collection of personal information to that which is necessary for business, legal, security or contractual purposes and collection of personal information is to be conducted by fair and lawful means with the knowledge and consent of the individual from whom the information is being collected. Access to employee personnel and medical records and the information contained therein shall be limited to those with a need to know for a legitimate business purpose. All employees have the right to see their own personnel record. Personal information shall not be used or disclosed for purposes other than those for which it was collected, except with the knowledge and consent of the individual or as required by law. Personal information shall be retained only as long as necessary for the fulfilment of those purposes and shall be kept sufficiently accurate, complete and up-to-date to minimize the possibility that inappropriate information may be used or disclosed. The Company and its employees will observe obligations of confidentiality and non-disclosure of personal information, including information of its employees and customers, with the same degree of diligence that employees are expected to use in protecting Confidential Information. All employees shall adhere to the Company’s policies and procedures in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification of personal information of others, as the Company is responsible for all personal information in its possession or custody. The Company and all employees shall also comply with all applicable laws regulating the disclosure of personal information.

Substance and Alcohol Abuse

The use, possession, sale, purchase and the negotiation for sale or purchase of illegal substances or alcohol in the workplace or on or through Company property is prohibited unless otherwise authorized. The abuse or improper use of prescription or over-the-counter drugs while in the workplace or on or through Company property is also prohibited. Employees are prohibited against using drugs or alcohol in a manner, whether before, during or after work hours, which adversely affects job performance or customer or supplier relations or compromises the safety of other persons.

HEALTH, SAFETY & THE ENVIRONMENT

The Company is committed to the protection of the environment. The Company’s policy is to comply with all applicable governmental requirements regarding environmental matters and the Company and its employees are expected to take steps to conserve energy resources to the fullest extent possible consistent with sound business operations.

The Company is committed and strives to provide a workplace free of preventable safety and health hazards which complies with all applicable laws and regulations governing workplace health and safety. Each employee must be proactive and follow all of the Company’s safety and health rules and report possible safety and health issues and concerns to appropriate management personnel. In keeping with the Company’s commitment to safety, the Company will not tolerate workplace violence.

ETHICAL BUSINESS PRACTICES

Compliance with Laws

The Company conducts business in jurisdictions where laws, customs and social requirements vary considerably. It is the Company’s policy to operate in material compliance with all applicable domestic and foreign laws. Any employee, officer or director becoming aware of a conflict between foreign laws, customs or social requirements and applicable domestic or other laws should consult the Legal Department promptly.

Gifts, Benefits and Entertainment

Except as set forth herein and in accordance herewith, employees, officers and directors shall not furnish or provide, directly or indirectly on behalf of the Company, gifts, entertainment or benefits to other persons. Similarly, employees, officers and directors shall not accept or give anything that will compromise, or be seen to compromise their judgement or inappropriately influence others. It is useful to remember that appearances, as well as reality, are important considerations. The guiding principle in this area is good judgement and whether the matter, if disclosed, is reasonably likely to cause personal embarrassment for the individual or embarrassment to the Company.

Those individuals whose duties permit them to do so may furnish or accept certain gifts, favors and entertainment to or from persons, other than public officials, if all of the following tests are met:

(a)	the gift or other benefit is not cash, a gift certificate or other negotiable instrument;

(b)	the gift or other benefit cannot reasonably be interpreted as an improper payment or inducement and is of nominal value;

(c)	the gift or other benefit does not contravene any law and, in addition, is made in accordance with generally-accepted local ethical practices;

(d)	the gift, other benefit or entertainment occurs or is given or accepted infrequently;

(e)	the entertainment arises out of the ordinary course of business;

(f)	the entertainment involves reasonable expenditures; and

(g)	if subsequently disclosed to the public, the provision or acceptance of the relevant gift, favor or entertainment would not in any way embarrass the Company, its employees, officers or directors or the recipient.

For the avoidance of doubt, this section is not intended to apply to planned promotional or other similar activities of the Company, including the offering of incentives to customers of the Company, which have been approved in accordance with the Company’s applicable policies and procedures. Any questions regarding the interpretation of this section and its requirements should be directed to the Legal Department prior to accepting or giving the gift or other benefit to the extent reasonably practicable.

Recording of Transactions and Reporting of Financial Information

The integrity of the Company’s record-keeping and reporting systems shall be maintained at all times, as these systems are required for the Company to meet its financial, legal and other business obligations. For example, the dissemination of financial statements by the Company that contain materially misleading information, or the failure of the Company’s books and records to fully and fairly disclose, in an accurate, timely, complete and understandable manner, all transactions and acquisitions and dispositions of the Company, could create legal liability for the Company and, potentially, for certain employees, officers and directors of the Company.

Employees must therefore document and record all transactions in accordance with the Company’s internal control procedures and in compliance with all applicable accounting principles, laws, rules and regulations, and employees with responsibility for reporting financial information shall provide information that is accurate, complete, objective, timely and understandable and that complies with all applicable laws relating to the recording and disclosure of financial information. Employees and managers are forbidden to use, authorize, or condone the use of “off-the-books” record-keeping or any other device that could be utilized to distort records or reports of the Company’s true operating results and financial conditions. Maintenance of falsified, inaccurate or incomplete records can subject the offending individual and the Company to civil and criminal penalties. No employee shall fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements for the purpose of rendering such financial statements materially misleading.

Use of Written Agreements; No Side Deals or Side Letters

It is the Company’s policy to document business transactions with full and complete written agreements that set out the terms and conditions of the agreement and understandings between the parties, including the Company’s rights, obligations and liabilities, and no new agreement can be created, or an existing agreement modified, without approval of the Legal Department. All new agreements should also be reviewed by the relevant functional areas, including finance, as the terms and conditions of the agreement may affect how the Company records and reports the transaction for accounting or other purposes. Therefore, no oral contracts, informal letters of understanding or intent, “handshake deals” or side letters are permitted. Where the Company has developed standard written agreements and other provisions, schedules, riders and appendices, Company employees should use these standard forms except to the extent that changes are authorized either by appropriate management personnel or the Legal Department.

Records Retention and Destruction

Certain records received or generated at the Company must be retained for specified periods of time; other records should be purged on a regular basis. Legal and regulatory practice requires the retention of certain records for various periods of time, particularly in the tax, personnel, health and safety, environmental and financial areas. Failure to retain documents for such minimum periods may, among other things, subject the Company to penalties and fines or place the Company at a serious disadvantage in litigation. In addition, when litigation or a governmental investigation or audit is pending or immiment, relevant records must not be altered or destroyed until the matter is closed. Alteration or destruction of records in a legal or governmental proceeding may constitute a criminal offense.

The Company has established controls to retention for required periods and timely destruction of records which no longer need to be retained. The retention of records beyond their useful or legally required lives is costly both from a record storage standpoint and legal fees for time spent combing through old records that may be responsive to an open-ended discovery request in a lawsuit. However, the Company may, from time to time, need to retain records beyond the period they would normally be retained, whether for legal or other matters. In that situation, the Legal Department will notify the employees responsible for maintaining the affected records that those records have been placed on “legal hold”, meaning that those records cannot be altered, destroyed, deleted or modified in any manner for the duration of such hold. Questions regarding records retention should be addressed to the Legal Department, particularly if any litigation, investigation, inquiry or administrative action involving the Company or any of its employees, suppliers or customers is pending or threatened.

Ethical Competitive Practices and Third Party Intellectual Property

The Company shall compete vigorously and creatively in its business activities, but its efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and trade practice laws and regulations. Although these laws and regulations vary across the jurisdictions in which the Company operates, certain activities, such as price fixing, are almost always prohibited. The Company’s employees will not use improper or illegal means of gathering information about competitors or other third parties, nor will employees exchange information or agree with competitors in connection with pricing or other matters that are prohibited by applicable law. Theft or illegal entry and electronic eavesdropping are unacceptable means of searching for competitive intelligence. Employees must neither offer a bribe or a gift in exchange for a competitor’s information nor otherwise solicit information from current or former employees of a competitor. Employees, officers and directors of the Company must also not knowingly use intellectual property belonging to third parties without the applicable third party’s consent, a license or other legal right.

Crime and Money-Laundering Prevention

The Company is committed to comply fully with all applicable anti-money laundering laws, both domestically and internationally. The Company will conduct business only with reputable customers who are involved in legitimate business activities and whose funds are derived from legitimate sources. All employees are to take reasonable steps to ensure that the Company does not aid or take part in any illegal activities or accept forms of payment that have been identified as a means of laundering money.

DEALINGS WITH PERSONS OUTSIDE THE COMPANY

The honesty and integrity of those who represent the Company must underlie all of the Company’s relationships, including those with shareholders, customers, suppliers, governments, regulators, professional service providers and others.

Dealing with Public Officials; Lobbying

Dealing with public officials and the governments which they represent pose unique considerations for employees, officers and directors of the Company as there are a number of applicable laws and regulations that must be complied with when dealing with such persons. As a general matter, all dealings between employees, officers and directors of the Company and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of the Company, its employees, officers or directors or any public official. The Company specifically prohibits bribery of public officials and third parties anywhere in the world and requires compliance with all applicable laws in the countries in which the Company does business, including, without limitation, the anti-bribery provisions of the Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK’s Bribery Act (2010) (the “UK Bribery Act”) and the Isle of Man’s Bribery Act (2013) (the “IOM Bribery Act”). This legislation also requires the Company to keep accurate books and records and maintain effective internal controls. The CFPOA, the FCPA, the UK Bribery Act and IOM Bribery Act each have a broad scope, and apply to the activities of the Company and activities carried out through its subsidiaries and affiliates anywhere in the world.

Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Any participation, whether directly or indirectly, in any bribes, kickbacks, improper profit-sharing arrangements, illegal gratuities, indirect contributions, improper inducements or similar payments to any public official is expressly forbidden, notwithstanding that they might further the business interests of the Company. Applicable laws make it an offense to make or offer a payment, gift or benefit to a foreign government official in order to induce favorable business treatment, such as obtaining or retaining business or some other advantage in the course of business. This principle applies to the Company’s operations around the world, even where such practices may be considered to be a way of “doing business” or necessary in a particular country in question, including where the making small “facilitation payments” to foreign public officials to secure a routine business service or have routine administrative actions performed by public officials is local custom. Furthermore, certain laws, such as the CFPOA, apply to dealings with foreign public officials in Canada and in the official’s own state.

It is the Company’s policy that no payments or offers to make payments whatsoever, regardless of amount or purpose, shall be made either directly or through third parties to officials or employees of government agencies or instrumentalities (including government monopolies) without an express authorization from the Legal Department following consultation with the appropriate compliance personnel. Any approved arrangements must be documented in accordance with the Company legal and accounting requirements and ethical business practices.

The Company may hire former public officials from time to time, but because of the restrictions that applicable laws can place on such arrangements in certain circumstances, employees, officers and directors must first consult with the Legal Department prior to hiring a current or former public official, and the Company will not hire any such official if he or she is participating in a matter reasonably regarded as involving the Company’s interests.

For purposes of this Code, a “public official” should be interpreted broadly and includes any official or employee of a government or of a department, organization or agency of a government (or any department, organization or agency thereof); any employee of any company owned or controlled by a government; any official who holds a legislative or judicial position; any official of a public international organization; any political party or official of a political party; any candidate for political office; and any person or firm acting in an official capacity, including for, or on behalf of, any of the following: a government, a department or agency of a government, a company owned or controlled by a government, a legislator, a judicial officer, a public international organization, or any political party.

The Company and its representatives will not engage in or undertake lobbying activities as defined under applicable laws unless all requirements under such applicable laws have been satisfied and the prior express approval of the Legal Department has been obtained following consultation with appropriate compliance personnel.

Dealing with the Media and Communications Generally

The Company is committed to providing, as appropriate, full and prompt disclosure to the public of material developments and events. However, all media, public and investor relations and communications are to be co-ordinated through the Legal Department and the Investor Relations or Public Relations Departments, as applicable, in accordance with the Company’s Disclosure, Confidentiality and Trading Policy, and with applicable laws. Employees should not comment on any inquiry from the media, no matter how innocuous the inquiry may appear. Any employee who is asked by the media or otherwise for a statement or to give a presentation should explain that he or she is subject to this Code and the Disclosure, Confidentiality and Trading Policy and refer the matter to the Legal Department.

Dealings with Suppliers, Agents and Representatives

Selection of suppliers to the Company will be based on merit after due consideration of alternatives. The Company will only deal with suppliers who comply with applicable legal requirements (including any applicable regulations requiring, for example, the conduct of background checks) and the Company’s standards relating to, among other things, labor, environment, health and safety, intellectual property rights and refraining from improper payments. Confidential information received from a supplier shall be treated as if it were the Company’s Confidential Information (see “Conflicts of Interest and Disclosure Issues – Company Confidential Information”).

The Company will enter into representation agreements only with companies or persons believed to have a record of and commitment to integrity. Efforts will be taken by the Company and its employees to ensure that agents, consultants, independent contractors and representatives are aware of this Code. The Legal Department should be contacted prior to retaining any individual who is to act as an agent, consultant, independent contractor or representative, and such individual should be retained only pursuant to a written contract that has been approved by the Legal Department.

In cases where an agent, consultant, independent contractor, or a representative is engaged to provide services to the Company and that individual deals on behalf of the Company with public officials, has access to Confidential Information or where the Company otherwise determines it is necessary or advisable, such person will be provided with a copy of this Code and be required to acknowledge the same and be bound by its terms.

Political and Charitable Contributions

The use of the Company’s funds, goods or services as contributions to political parties, candidates, campaigns or charities is forbidden, unless authorized by the Legal Department, and the contribution is in accordance with any approved political donations or charitable donations budget. Contributions include money or anything having value, such as loans, services, entertainment, trips, employee work time and the use of the Company’s facilities or assets.

No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, he or she will make personal political or charitable contributions. The same is true of volunteer political or charitable donations of personal service time, so long as it does not interfere with the working status of employees and is not during employee work time. Employees, officers and directors who participate in political or charitable activities on their own behalf and on their own time must not purport to speak or act for the Company or in any way use Company property or assets. It is illegal for the Company to reimburse an employee for a contribution in the nature of those listed above.

Investigations

It is the policy of the Company to fully cooperate with any appropriate governmental or regulatory investigation. A condition of such cooperation, however, is that the Company be adequately represented in such investigations by its own legal counsel. Accordingly, any time an employee, officer or director receives information about a new government, regulatory or other investigation or inquiry, this information should be communicated immediately to the Legal Department.

Employees, officers and directors should never, under any circumstances:

(a)	destroy or alter any the Company documents or records in anticipation of a request for those documents from any government agency or a court;

(b)	lie or make any misleading statements to any governmental investigator (including routine as well as non-routine investigations); or

(c)	attempt to cause the Company, any employee or any other person, to fail to provide information to any government investigator or to provide any false or misleading information.

Should any governmental, regulatory or other inquiry be made through the issuance of a written or oral request for information, such request should immediately, and before any action is taken or promised, be submitted to the Legal Department.

COMPLIANCE

This Code will be posted to the Company’s website and each Company employee will be provided with a copy. To ensure a proper understanding of this Code, any questions pertaining to its application to the area of responsibility and jurisdiction of the employee, will be explained by the employee’s supervisor. A copy of this Code will also be provided to each director as part of his or her orientation materials.

At the commencement of employment or other service with the Company, and from time to time as may be requested by the Company, each employee, officer and director, as applicable, shall complete an acknowledgement and disclosure statement attesting to that individual’s compliance with this Code. All such acknowledgements will be retained by the Human Resources Department for purposes of confirming that each employee, officer and director has acknowledged this Code.

The Company reserves the right to audit compliance with this Code. Accordingly, all employees, officers and directors shall afford any external or internal auditors full, free and unrestricted access to all the Company operations, records, facilities and personnel and will take appropriate measures to safeguard information obtained through the audit process.

Every employee, officer and director has a duty to report any violations of this Code as promptly as possible. Managers, officers and directors may also be subject to disciplinary action if they condone misconduct or do not demonstrate the appropriate leadership to ensure compliance with this Code.

An employee, officer or director who becomes aware of a violation or possible violation of this Code or any of the Company’s statements and policies must report that information immediately to his or her supervisor (if applicable) or a senior officer or director of the Company. An employee may report questionable accounting or auditing matters, on an anonymous basis, by sending a letter to “The Board of Directors of Amaya Inc. c/o Chair, Audit Committee, 7600 TransCanada Highway, Pointe-Claire, Quebec, M9R 1C8”. Employees, officers and directors must cooperate fully in any Company investigation and must take all reasonably steps necessary to safeguard the integrity of the investigation.

Where a concern arises over an officer or director’s conduct in relation to this Code, the Legal Department will serve as an independent authority for overseeing the disciplinary process of the involved individual.

WAIVER, AMENDMENTS AND INTERPRETATION OF THIS CODE

The Company retains sole discretion in interpreting and applying this Code. The Company will periodically review this Code and make appropriate additions or changes. This Code may be updated, modified or withdrawn by the Company at any time in its sole discretion. Any waiver of this Code for executive officers or directors may be made only by the Board and will be publicly disclosed, together with the reasons for such waiver, in accordance with all applicable securities laws and stock exchange rules. Any waivers of this Code will only be granted where such waiver is both necessary and appropriate, and it will be qualified in scope so as to protect the Company to the greatest extent practicable. Amendments or other modifications of this Code will also be publicly disclosed in accordance with all applicable securities laws and stock exchange rules.

DATED May 12, 2015.

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